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                                                               Exhibit 99(a)(10)
                                                               -----------------

                   DYNATECH CORPORATION COMPLETES TENDER OFFER
                           FOR APPLIED DIGITAL ACCESS

November 2, 1999

Burlington, MA -- November 2, 1999 -- Dynatech Corporation (OTC-BB:DYNA) and TTC, a unit of Dynatech, announce that the tender offer for all of the outstanding shares of Applied Digital Access, Inc. (ADA) (NASDAQ:ADAX) at $5.37 per share expired at midnight yesterday, at which time in excess of 12,165,489 shares, or 91% of shares outstanding, were validly tendered and not withdrawn.

As a result of the successful offer, ADA will become an indirect wholly owned subsidiary of Dynatech, and all remaining public shareholders of ADA will be entitled to receive the same $5.37 cash price for each of their shares.

Dynatech Corporation (OTC-BB:DYNA) is a global communications equipment company focused on network technology solutions. Its products address communications test, industrial computing and communications, and visual communications applications. Headquartered in Burlington, Massachusetts, Dynatech sells its products worldwide through subsidiaries located throughout the Americas, Europe and Asia.

NOTE: This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the Company's current judgment on certain issues. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially. Important factors that could cause actual results to differ materially are described in the company's reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission.